UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM AND ST KINETICS SUCCESSFULLY FIRES JOINTLY-DEVELOPED HIGH
EXPLOSIVE STACKED ROUNDS

Singapore, 20 February 2006 – Metal Storm Limited and Singapore Technologies
Kinetics (ST Kinetics) are pleased to announce the successful firing of a range of jointly-developed, stacked configuration low velocity 40 mm electrically ignited munitions (EIM).  The firings included high explosive
(HE) munitions; enhanced blast explosive (EBX) munitions and air burst munitions (ABM).  Less than lethal (LTL) munitions development will be undertaken in the future.

The firings follow from a teaming agreement that was signed by both parties in
September 2005 to co-develop, produce and market 40 mm munitions for Metal
Storm weapon systems.  The agreement also provides for a broader relationship in which ST Kinetics would market Metal Storm 40 mm weapons systems in selected markets.

The firings, which were completed last week at ST Kinetics’ Bukit Timah range in Singapore, validate the compatibility between Metal Storm’s stacked round technology and selected ST Kinetics’ commercially available warheads.

“ST Kinetics is keen to become a total solutions provider for 40 mm munitions, encompassing both lethal and less than lethal products.  We are delighted with the results of our joint developments and their compatibility with Metal
Storm’s weapon systems.  We look forward to capitalizing on these initial achievements to further the commercial opportunities between our companies under our teaming agreement.”

~ SEW Chee Jhuen
Deputy President (Operations) and President Defence Business, ST Kinetics

“The significance of these firings is that we can now take selected ST
Kinetics commercially available, off the shelf warheads and combine them with our own stacked munitions technology to provide an expanding suite of explosive and less than lethal munitions.  The ability to use ST Kinetics’ off the shelf warheads is a major commercial step for the company.  It positions us to demonstrate a range of selectable munitions in our integrated weapon systems to defense customers.  We value ST Kinetics’ support in achieving this outcome, and plan to utilize this range of munitions in a number of existing and planned weapon system projects.  ST Kinetics’ munitions are very much a key element in many of our future projects.”

~ David SMITH
Chief Executive Officer, Metal Storm Limited

Metal Storm is exhibiting its technology as a guest of ST Kinetics at the
Asian Aerospace Exhibition in Singapore 21- 26 February 2006.

Media contacts:

Singapore Technologies Kinetics

Natalie Mah
Assistant Vice President/Head Corporate Communications
Tel: +65 6660 7448
Fax: +65 6265 8862
Email: mahnatalie@stengg.com

Metal Storm Limited

Australia:
Ian Gillespie
Chief Operating Officer
Tel: +61 411 124 835
Fax: +61 7 3221 9788
Email: igillespie@metalstorm.com

USA:
David Smith
Chief Executive Officer
Tel: +1 571 246 5571
Fax: +1 703 248 8262
Email: dsmith@metalstormusa.com

www.metalstorm.com

About ST Kinetics
ST Kinetics is the land systems arm of Singapore Technologies Engineering. It provides integrated systems, specialty vehicles and their related services for defence, government and commercial applications. This includes design and development, systems integration, production, operations & support and life cycle management.

Through its subsidiary, Advanced Material Engineering Pte Ltd, ST Kinetics
also designs and manufactures a comprehensive suite of 40 mm munition solutions, conventional and smart munitions, advanced protective materials as well as guided system components.  It also provides consultancy, design and engineering services for homeland security solutions.

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: February 23, 2006	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary